UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2016

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant's name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):____

Attached hereto and incorporated by reference herein are the Registrant's Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on July 19, 2016, or the Meeting.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.01, of the Registrant at the close of trading on the Nasdaq Global Market on June 13, 2016, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of the Registrant are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-209960) and Form S-8 (File No. 333-194875, 333-202394 and 333-209947) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on July 19, 2016
99.2	Amendment to the Compensation Policy for Company Office Holders (Exhibit A to the Proxy Statement)
99.3	2010 Incentive Option Plan (Exhibit B to the Proxy Statement)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely

Chief Executive Officer and President

Date: June 8, 2016